Exhibit 21.1

SUBSIDIARIES OF COUNTERPATH CORPORATION

Name	Date of Incorporation	State/Jurisdiction of Incorporation or Governing Jurisdiction
CounterPath Technologies Inc.	February 25, 1998	British Columbia, Canada
6789722 Canada Inc.	June 13, 2007	Canada
BridgePort Networks, Inc.	January 16, 2002	Delaware
BridgePort Networks (Europe) Ltd.	September 28, 2004	United Kingdom